EMERGING MEDIA HOLDINGS, INC.
225 Saddleworth Place
Lake Mary, FL 32746
Fax. (509) 891-8382

March 2, 2011

Celeste Murphy
Legal Branch Chief
Securities & Exchange Commission
100 F. St., N.W.
Washington, D.C. 20549

Re:	Emerging Media Holdings, Inc.
Form 8-K
Filed February 16, 2011
File No. 000-52408

Ms. Murphy:

The Company has prepared the following response to the Staff's Comment Letter dated February 17, 2011.

General

1.           Emerging Media Holdings compared its balance sheet and income statement with the balance sheet and income statement of Men's Medical Corporation and determined that the Company was not required to provide financial statement information.   Regulation 210.8-04 (c) states that if none of the conditions outlined in paragraph (b) do not exceed 20%, financial statements are not required.

After the disposition of three of the Company's subsidaries, IM Media Alianti SRL, Analytic Media and Alkazar Media Services, SLR, the company continued to own ICS Media Top Prim, SLR, the exclusive operator in Moldova of Russian channel TNT programs. The channel broadcasts through the cable systems and also possesses the satellite-broadcasting license.   These dispositions did not cause the Company to be classified as a "shell company".

Emerging Media's unaudited balance sheet, after the dispositions outlined in the referenced report, reflects total assets of $731,007.

The Men's Medical Corporation unaudited balance sheet indicates that total assets are $491.  It has no revenues.

Men's Medical Corporation asset and revenues are below 20% of Emerging Media's assets and revenues.

March 2, 2011
Securities & Exchange Commission

The Company acknowledges the following  in connection with the Company's response to the SEC comment letter:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

EMERGING MEDIA HOLDINGS, INC.

By:  Chris Smith
Title:  President